UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

                   |X| ANNUAL REPORT PURSUANT TO SECTION 15(d)
                                       OF
                         THE SECURITIES EXCHANGE ACT OF
                1934 For the fiscal year ended December 31, 2005


                |_| TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                           Commission File No. 0-16772

A. Full title of the plan and address of the plan:

                  Peoples Bancorp Inc. Retirement Savings Plan
                         138 Putnam Street, P.O. Box 738
                              Marietta, Ohio 45750
                     Attn: The Retirement Planning Committee

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                              Peoples Bancorp Inc.
                         138 Putnam Street, P.O. Box 738
                              Marietta, Ohio 45750

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    PEOPLES BANCORP INC.
                                    RETIREMENT SAVINGS PLAN


Date: June 20, 2006       By: /s/   JOHN E. DAKESIAN
                                    ------------------------------------------
                                    John E. Dakesian
                                    Chairperson, Retirement Plan Committee

                  Peoples Bancorp Inc. Retirement Savings Plan
                              EIN 31-0987416 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2005 and 2004

                  Peoples Bancorp Inc. Retirement Savings Plan
                           December 31, 2005 and 2004



Contents



    Report of Independent Registered Public Accounting Firm.................1



    Financial Statements

        Statements of Net Assets Available for Benefits.....................2

        Statements of Changes in Net Assets Available for Benefits .........3

        Notes to Financial Statements.......................................4



    Supplemental Schedule

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......9

             Report of Independent Registered Public Accounting Firm



Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio


We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                           By: /s/ BKD, LLP
                                   ---------------------------
                                   BKD, LLP


Cincinnati, Ohio
April 20, 2006

Federal Employer Identification Number:  44-0160260

                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

Assets

                                                2005                2004
                                           -----------------------------------

  Investments, at fair value               $     22,392,505   $     20,357,273

  Employer's contributions receivable                10,308             13,220
                                            ---------------    ---------------


  Net Assets Available for Benefits        $     22,402,813   $     20,370,493
                                            ===============    ===============



See Notes to Financial Statements



                  Peoples Bancorp Inc. Retirement Savings Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2005 and 2004



                                                                    2005                2004
                                                               --------------------------------------
    Investment Income
        Net appreciation in fair value of investments          $      1,169,596   $        656,142
        Interest and dividends                                          467,165            350,907
                                                                ---------------    ---------------

               Net investment income                                  1,636,761          1,007,049
                                                                ---------------    ---------------

    Contributions
        Employer                                                        641,666            593,485
        Participants                                                  1,258,577          1,154,834
        Rollovers                                                       229,406            947,066
                                                                ---------------    ---------------

                                                                      2,129,649          2,695,385
                                                                ---------------    ---------------

               Total additions                                        3,766,410          3,702,434
                                                                ---------------    ---------------

    Deductions
        Benefits paid to participants                                 1,683,539          1,096,430
        Administrative expenses                                          50,551             47,844
                                                                ---------------    ---------------

               Total deductions                                       1,734,090          1,144,274
                                                                ---------------    ---------------


    Net Increase                                                      2,032,320          2,558,160

    Net Assets Available for Benefits, Beginning of Year             20,370,493         17,812,333
                                                                ---------------    ---------------

    Net Assets Available for Benefits, End of Year             $     22,402,813   $     20,370,493
                                                                ===============    ===============



See Notes to Financial Statements

                  Peoples Bancorp Inc. Retirement Savings Plan
                          Notes to Financial Statements
                           December 31, 2005 and 2004



NOTE 1:  DESCRIPTION OF THE PLAN

        The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.


    General

        The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (Company) for the benefit of its full-time employees who have at least one hour of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). AMVESCAP National Trust Company is the trustee and serves as the custodian of the Plan.


    Contributions

        The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation. Employee rollover contributions are also permitted. The Company makes matching contributions of 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Company profit-sharing contributions are discretionary as determined by the Company's Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Company contributions.


    Participant Investment Account Options

        Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

        The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.


    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


    Vesting

        Participants are immediately vested in their voluntary contributions and the Company's profit sharing and matching contributions plus earnings thereon.


    Payment of Benefits

        Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy.


    Participant Loans

        The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the plan administrator.


    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.



NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    Method of Accounting

        The accompanying financial statements are prepared on the accrual method of accounting.


    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


    Valuation of Investments and Income Recognition

        Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.

        The investments in Peoples Bancorp Inc. Common Stock, has been unitized and is comprised of cash and Peoples Bancorp Inc. Common Stock. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2005 and 2004 these units are comprised of 268,837 and 282,164 shares of Peoples Bancorp Inc. Common Stock and cash of $375,685 and $383,498, respectively.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


    Plan Tax Status

        The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.


    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.

                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004



NOTE 3:  INVESTMENTS

        The Plan's investments are held by a bank-administered trust. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value are presented in the following table. Investments that represented 5% or more of the Plan's assets are separately identified.


                                                                                       2005
                                                                     ------------------------------------------
                                                                      Net Appreciation
                                                                      (Depreciation) in
                                                                      Fair Value During      Fair Value at
                                                                            Year              End of Year
                                                                     ------------------------------------------
    Investments at fair value as determined by quoted market price
        Mutual funds
           Columbia Acorn-Z Fund                                       $       116,683    $      2,110,752
           Neuberger Berman International                                      159,209           1,181,011
           American Growth Fund of America                                     123,434           1,222,184
           Dodge & Cox Common Stock                                             60,855           1,284,637
           Dodge & Cox Balanced                                                 46,580           1,944,220
           Dreyfus Mid Cap Index                                                47,134           1,146,569
           Other                                                               (57,374)            469,008
        Common/collective trust funds
           INVESCO 500 Index Trust                                              86,062           1,909,988
           INVESCO Stable Value Trust                                               --           1,885,650
           Other                                                                57,776             946,530
        Peoples Bancorp Inc. common stock units                                529,237           8,047,126
                                                                        --------------     ---------------

                                                                             1,169,596          22,147,675

    Investments at cost which  approximates market
        Participant loans                                                           --             244,830
                                                                        --------------     ---------------

           Total investments                                           $     1,169,596    $     22,392,505
                                                                        ==============     ===============



                  Peoples Bancorp Inc. Retirement Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                                                      2004
                                                                     ----------------------------------------
                                                                      Net Appreciation
                                                                      (Depreciation) in
                                                                      Fair Value During     Fair Value at
                                                                            Year             End of Year
                                                                     ----------------------------------------
    Investments at fair value as determined by quoted market price
        Mutual funds
           Columbia Acorn-Z Fund                                       $        264,234   $      1,920,290
           Dodge & Cox Balanced Fund                                            107,495          1,508,424
           Other                                                                399,310          4,216,553
        Common/collective trust funds
           Invesco 500 Index Trust                                              190,166          1,941,182
           Invesco Stable Value Trust                                                --          1,575,328
           Other                                                                 74,034            777,726
        Peoples Bancorp Inc. common stock units                                (379,097)         8,123,256
                                                                        ---------------    ---------------

                                                                                656,142         20,062,759

    Investments at cost which  approximates market
        Participant loans                                                            --            294,514
                                                                        ---------------    ---------------

           Total investments                                           $        656,142   $     20,357,273
                                                                        ===============    ===============


        Interest and dividends realized on the Plan's investments for the years ended 2005 and 2004 were $467,165 and $350,907, respectively.



NOTE 4:  PARTY-IN-INTEREST TRANSACTIONS

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.

        The Plan holds common stock of Peoples Bancorp Inc., which is the plan sponsor. The Plan also invests in certain funds of the Plan trustee. The Plan paid $50,552 and $47,844 of recordkeeping fees to AMVESCAP National Trust Company during 2005 and 2004, respectively. The Company provides certain administrative services at no cost to the plan.

                              Supplemental Schedule


                  Peoples Bancorp Inc. Retirement Savings Plan
                              EIN 31-0987416 PN 002
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2005



                         Identity of Issuer                             Description of Investment        Current Value
----------------------------------------------------------------------------------------------------------------------------

American Century Strategic Allocation Conservative Fund                      17,994 Units             $         98,968
American Century Strategic Allocation Moderate Fund                          22,783 Units                      153,556
American Century Strategic Allocation Aggressive Fund                        25,513 Units                      200,785
Columbia Acorn-Z Fund                                                        74,929 Units                    2,110,752
Neuberger Berman International                                               49,769 Units                    1,181,011
*Invesco 500 Index Trust                                                     58,661 Units                    1,909,988
*Invesco Structured Small Cap Value Equity Trust                              3,217 Units                      366,711
*Invesco Core Fixed Income Trust                                             17,742 Units                      579,821
*Invesco Stable Value Trust                                               1,885,650 Units                    1,885,650
*Peoples Bancorp Inc. Common Stock Units                                    467,856 Units                    8,047,126
American Growth Fund of America                                              39,604 Units                    1,222,184
Dodge & Cox Common Stock Fund                                                 9,362 Units                    1,284,637
Dodge & Cox Balanced Fund                                                    23,902 Units                    1,944,220
Dreyfus Mid Cap Index                                                        41,037 Units                    1,146,569
American Funds Capital Income                                                   296 Units                       15,697
Participant loans                                                     Interest rates ranging from
                                                                      6.00% to 10.50%                          244,830
                                                                                                       ---------------

                                                                                                      $     22,392,505
                                                                                                      ================
*Parties-in-interest
